

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2013

Via E-mail
Gary Riccio
Chief Executive Officer
BioPharma Manufacturing Solutions, Inc.
1443 Merion Way, #51G
Seal Beach, California 90740

> Re: **BioPharma Manufacturing Solutions, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed February 11, 2013**
> **File No. 333-184494**
>
> **Form 8-K/A**
> **Filed February 11, 2013**
> **File No. 000-54423**

Dear Mr. Riccio:

We have reviewed the above-captioned filings and have the following comments.

Registration Statement on Form S-1

General

1. Please update your financial statements and financial information throughout the filing in accordance with Rule 8-08 of Regulation S-X.

2. As we previously noted comment 20 in our letter dated November 13, 2012, the presentation of statements of revenue and direct expenses for BPECS in lieu of the financial statements required by Rule 8-04 of Regulation S-X is an accommodation that must be requested by the Company and granted by CF-OCA. Given that this request should have been made prior to the filing of the Form S-1, we have deferred our review of prior accounting comments 20 and 25 through 27. Please ensure that you address the following items in any waiver request:

   - As indicated on page four of the filing, prior to the acquisition of BPECS, clearly address the fact that prior to its acquisition of BPECS, the Company had no ongoing business or operations and was established for the purpose of completing a business combination with a target company, such as BPECS;
   - Fully address the nature of BPECS's operations, including the fact that, as indicated on page 16, BPECS has only one significant customer relationship;

- Fully address the nature of assets acquired from BPECS, including those listed on page 21, and clarify whether you assumed any liabilities from BPECS; and
- Fully address each bullet set forth in prior comment 20.

<u>Government regulation could negatively impact the business, page 8</u>

3. We note your response to comments 5 and 13 of our letter dated November 13, 2012 that in the future the FDA could potentially have a significant impact on the business of the Company. Please disclose when you anticipate the company will become subject to FDA regulations and disclose how FDA regulations may impact your business.

<u>The Business, page 14</u>

4. We note your response to comment 14 of our letter dated November 13, 2012. Please disclose the sources referred to in your response letter in the appropriate sections of your Form S-1. Also, please provide us with a copy the Pharmaceuticals and Biotech Industry Global Report cited in your response.

<u>Recent Sales of Unregistered Securities, page 34</u>

5. We note your response to comment 29 of our letter dated November 13, 2012. We also note your filing of a Form D on February 1, 2013, which appears to be more than one year late. Please explain how you complied with Regulation D. Please also consider including a risk factor related to consequences of untimely filing of your Form D. We note that your Form D indicates there were 44 investors and a total offering amount of $400,700, however page 34 of your Form S-1 lists more than 44 investors and has a total offering amount of $416,100. Please explain.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Jeanne Baker, Staff Accountant, at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Brach Chief

cc: Anthony Patel (via e-mail)
    Lee Cassidy (via e-mail)
    James Cassidy (via e-mail)